UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934

(Amendment No. 4)*

VSE Corporation
(Name of Issuer)

Common Stock, par value $.05 per share
(Title of Class of Securities)

918284100
(CUSIP Number)

Laura C. Murphy
6550 Rock Spring Drive Suite 600
Bethesda, MD 20817 (301) 897-9700
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 3, 1994
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D
CUSIP No. 918284100	Page 2 of 8 Pages

1.	Names of Reporting Persons. Calvin S. Koonce I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power: 499,759
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 499,759
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 499,759
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 20.8%
14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D
CUSIP No. 918284100	Page 3 of 8 Pages

Item 1.	Security and Issuer

This Amendment No. 4 to the Statement of Beneficial Ownership on Schedule 13D (this "Statement") relates to shares of the Common Stock, par value $.05 per share (the "Common Stock"), of VSE Corporation (the "Issuer"). The address of the Issuer's principal executive offices is 2550 Huntington Avenue, Alexandria, Virginia 22303-1499. This statement of beneficial ownership replaces statements of beneficial ownership on Schedule 13G previously filed by the Reporting Person.

Item 2.	Identity and Background

This Statement is filed on behalf of Calvin S. Koonce (the “Reporting Person”). The Reporting Person is a United States citizen whose principal occupation is serving as the Chairman of Koonce Securities Inc., a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended (“KSI”), and a Managing Director of Montgomery Investment Management, Inc., an investment advisor registered under the Investment Advisers Act of 1940, as amended (“MIM”). The Reporting Person’s, KSI’s and MIM’s address is 6550 Rock Spring Drive, Suite 600, Bethesda, MD 20817. The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The aggregate purchase price of the 498,571 shares of the Common Stock held by the Reporting Person is $3,548,788 (including brokerage fees and expenses). All of the shares of Common Stock held by the Reporting Person were paid for using his personal funds, were received as payment for services as a Director of the Issuer and were received by inheritance. Each of options relating to 1,188 shares of Common Stock held by the Reporting Person were granted by the Issuer at no cost. The 498,571 shares of Common Stock includes 1,500 shares owned by the Reporting Person’s wife which were received by inheritance.

Item 4.	Purpose of Transaction

(a)-(j). The Reporting Person is a Director of the Issuer. The Common Stock has been acquired by the Reporting Person for investment purposes and was not acquired with the intent to change or influence control of the Issuer or to participate in any transaction having that purpose or effect. The Reporting Person reserves the right to change his plan and intentions at any time as he deems appropriate.

The Reporting Person may acquire additional shares of the Common Stock, dispose all or some of these share of the Common Stock from time to time, in each case in the open market or private transactions, block sales or purchases or otherwise, or may continue to hold the shares of the Common Stock, depending on business and market conditions, his continuing evaluation of the business and prospects of the Issuer and other factors.

Depending on factors deemed relevant by the Reporting Person, including but not limited to change in the Issuer's business, governance or financial situation, the Reporting Person reserves the right to formulate other plans and take such actions set forth in this response to Item 4 and any other actions as the Reporting Person may determine.

Presently the Reporting Person has no plans or proposals which would relate or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein and except to the extent that such matters are the result of the Reporting Person acting in his capacity as a Director of the Issuer.

SCHEDULE 13D
CUSIP No. 918284100	Page 4 of 8 Pages

Item 5.	Interest in Securities of the Issuer

(a)-(b) As of April 20, 2007 the Reporting Person beneficially owns 499,759 shares of Common Stock, and options relating to an additional 1,188 shares of Common Stock, together constituting approximately 20.8% of the shares of Common Stock outstanding of the Issuer. The Reporting Person has the sole power to vote and direct the vote and the sole power to dispose and direct the disposition of such shares and options, other than 700 shares of Common Stock which the Reporting Person is restricted from selling pursuant to the terms of their issuance. The 499,759 shares of Common Stock includes 1,500 shares owned by the Reporting Person’s wife. Mr. Koonce disclaims beneficial ownership of the shares owned by his wife. The aggregate percentage of shares of Common Stock reported owned by the Reporting Person is based upon 2,404,119 shares of Common Stock outstanding as of March 5, 2007, as reported by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2006 and filed with the Securities and Exchange Commission on March 5, 2007.

(c)
Set forth on Schedule A is a list of all the transactions in the Issuer's Common Stock since September 4, 1994 by the Reporting Person. All such transactions were made in the open market except as set forth on such schedule.

(d)
No Person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock beneficially owned by the Reporting Persons.

(e)	Not Applicable.

Item 6.	Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Persons is a Director of the Issuer. The Reporting Person is restricted from selling 700 shares of Common Stock pursuant to the terms of the issuance of such shares.

Item 7.	Materials to be Filed as Exhibits

(The remainder of this page was intentionally left blank)

SCHEDULE 13D
CUSIP No. 918284100	Page 5 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	April 20, 2007

/s/ Calvin S. Koonce
Calvin S. Koonce

SCHEDULE 13D
CUSIP No. 918284100	Page 6 of 8 Pages

Schedule A

Date of Transaction	Number of Shares of the Common Stock	Buy/Sell/Other Transaction	Price Per Share

09/28/1994	1500	Buy	$13.0625
10/06/1994	300	Buy	13.0000
10/31/1994	500	Buy	13.3750
11/03/1994	1500	Buy	13.7500
11/30/1994	937	Buy	14.0000
01/04/1995	500	Buy	14.2500
11/06/1998	500	Buy	8.6250
11/06/1998	1500	Buy	8.7500
11/06/1998	1500	Buy	9.0000
11/06/1998	700	Buy	9.0000
11/09/1998	500	Buy	8.7500
11/10/1998	500	Buy	8.7500
11/11/1998	100	Buy	8.7500
11/11/1998	500	Buy	8.7500
11/16/1998	500	Buy	9.2500
11/19/1998	300	Buy	9.1250
11/23/1998	1500	Buy	9.2500
11/30/1998	1000	Buy	9.6250
12/04/1998	300	Buy	9.3750
12/04/1998	200	Buy	9.5000
03/24/1999	1000	Buy	8.5000
03/24/1999	500	Buy	8.5000
03/24/1999	500	Buy	8.5000
03/30/1999	1000	Buy	8.5000
03/30/1999	500	Buy	8.5625
06/02/1999	1000	Buy	11.0000
06/04/1999	500	Buy	10.6875
06/07/1999	500	Buy	10.9375
06/07/1999	2125	Buy	10.8750
06/08/1999	763	Buy	11.0000
06/10/1999	300	Buy	11.0000
06/10/1999	500	Buy	11.0000
06/11/1999	1000	Buy	11.0000
06/14/1999	500	Buy	10.8750
06/15/1999	1000	Buy	10.7500
06/15/1999	1000	Buy	10.7500
06/25/1999	1400	Buy	10.5000
06/25/1999	1100	Buy	10.5000
06/28/1999	100	Buy	10.2500
06/28/1999	500	Buy	10.2500
06/28/1999	3400	Buy	10.5000
06/28/1999	400	Buy	10.3750
06/28/1999	500	Buy	10.3750
06/29/1999	700	Buy	10.3750
09/23/1999	600	Buy	9.0625

SCHEDULE 13D
CUSIP No. 918284100	Page 7 of 8 Pages

09/30/1999	400	Buy	8.5000
09/30/1999	100	Buy	8.3750
09/30/1999	300	Buy	8.3750
09/30/1999	600	Buy	8.7500
09/30/1999	700	Buy	8.7500
09/30/1999	200	Buy	8.7500
11/22/1999	2500	Buy	8.5000
11/26/1999	500	Buy	8.5000
11/26/1999	500	Buy	8.5000
11/26/1999	1000	Buy	8.5000
01/11/2000	1286	Buy from Issuer	8.0235
03/20/2000	1400	Buy	7.2500
03/22/2000	700	Buy	7.3750
03/22/2000	100	Buy	7.2500
03/22/2000	600	Buy	7.2500
03/22/2000	500	Buy	7.1250
03/22/2000	100	Buy	7.0000
03/22/2000	500	Buy	7.1250
03/22/2000	100	Buy	7.2500
03/22/2000	400	Buy	7.3750
03/24/2000	800	Buy	7.5000
03/24/2000	700	Buy	7.6250
08/18/2000	2000	Buy	6.0000
08/24/2000	600	Buy	6.2500
08/25/2000	400	Buy	6.2500
09/12/2000	100	Buy	6.3125
09/12/2000	600	Buy	6.2500
09/12/2000	500	Buy	6.2500
09/12/2000	500	Buy	6.2500
09/12/2000	1100	Buy	6.2500
11/28/2000	100	Buy	5.4375
11/28/2000	300	Buy	5.3750
11/28/2000	300	Buy	5.3750
11/29/2000	700	Buy	5.3750
12/14/2000	400	Buy	5.6250
12/14/2000	400	Buy	5.6250
12/19/2000	100	Buy	5.5000
12/19/2000	600	Buy	5.6250
12/20/2000	100	Buy	5.7500
12/20/2000	3000	Buy	5.6250
12/20/2000	600	Buy	5.6250
12/20/2000	600	Buy	5.6250
12/21/2000	2300	Buy	6.0000
12/22/2000	500	Buy	6.1250
12/27/2000	400	Buy	5.6250
01/11/2001	1787	Buy from Issuer	5.7720
03/28/2001	1000	Buy	6.8750
03/28/2001	300	Buy	7.0000
03/28/2001	700	Buy	7.0000

SCHEDULE 13D
CUSIP No. 918284100	Page 8 of 8 Pages

03/28/2001	200	Buy	7.0000
03/28/2001	500	Buy	7.0000
06/04/2001	500	Buy	6.7500
06/07/2001	500	Buy	6.5500
06/07/2001	600	Buy	6.7500
06/27/2001	121	Buy	6.9200
09/20/2001	500	Buy	5.5000
09/20/2001	900	Buy	5.5000
1/7/2002	1559	Buy from Issuer	6.6160
11/27/2002	750	Option Exercise	9.4160
12/31/2002	960	Buy from Issuer	10.7400
11/20/2003	750	Option Exercise	10.9300
12/31/2003	808	Buy from Issuer	12.7700
12/6/2004	750	Option Exercise	8.0300
06/29/2005	1500*	Received by Inheritance	X
11/2/2005	750	Option Exercise	5.7700
12/6/2005	892	Buy from Issuer	34.3500
5/5/2006	750	Option Exercise	6.6160
5/5/2006	750	Option Exercise	10.7400
5/5/2006	562	Option Exercise	12.8200
05/23/2006	11795	Buy	31.9704
05/30/2006	500	Buy	31.3800
05/31/2006	198	Buy	32.0000
06/12/2006	500	Buy	32.0500
06/12/2006	500	Buy	32.0500
06/12/2006	500	Buy	31.8000
06/12/2006	500	Buy	31.7500
06/13/2006	500	Buy	31.5500
06/13/2006	396	Buy	31.2200
06/19/2006	115	Buy	32.0000
06/19/2006	80	Buy	32.0000
06/19/2006	420	Buy	32.0000
06/19/2006	291	Buy	31.9900
06/19/2006	209	Buy	32.0000
06/19/2006	231	Buy	31.9000
06/22/2006	9400	Buy	32.1000
06/22/2006	1200	Buy	32.1000
06/22/2006	1400	Buy	32.1000
6/27/2006	300	Grant	X
12/18/2006	693	Buy from Issuer	34.6100
1/2/2007	400	Grant	X

*Acquisition by wife of Calvin S. Koonce.

On May 22, 1996, the Common Stock was split 2-for-1. On January 7, 1998, the stock was split 5-for-4. Transactions prior to these stock splits have not been adjusted for the effect of the stock splits. A grant refers to an issuance by the Issuer of stock as compensation to the Reporting Person.